

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Shuo Shi
Chief Executive and Operations Officer
WiMi Hologram Cloud Inc.
No. 6 Xiaozhuang, #101A
Chaoyang District, Beijing, China 100020

> **Re: WiMi Hologram Cloud Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted February 25, 2021**
> **CIK No. 0001770088**

Dear Mr. Shi:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yang Ge, Esq.